FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004 (July 1, 2004)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   X

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

This Form 6-K/A constitutes Amendment No. 1 to Ansell Limited’s report on Form 6-K (the “Original Form 6-K”), which was filed with the Securities and Exchange Commission on July 1, 2004. This Amendment No.1 replaces the information provided in the Original Form 6-K.

NEWS RELEASE

Ansell Limited

A.B.N. 89 004 085 330

Level 3, 678 Victoria Street

Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne

Victoria 3001, Australia

Telephone (+613) 9270 7270

Facsimile (+613) 9270 7300

www.ansell.com

1 July 2004.

ANSELL LIMITED APPOINTS NEW DIRECTOR

Ansell Limited announced today the appointment of Mr Douglas D. Tough as Chief Executive Officer and a Director of the Company replacing Mr Harry Boon who retired on 30 June.

Mr Tough, who is aged 55, joined Ansell as Chief Executive Officer designate in May 2004 after 17 years with Cadbury Schweppes plc in a number of international and domestic leadership roles, and 12 years with Proctor & Gamble.

Mr Tough is based at Ansell’s operational headquarters at Red Bank, New Jersey.

For further information:

Dr E D Tweddell	Mr. David Graham
Ph: (+61 8) 8398 8802	Ph: (+61 3) 9270 7215
Fax: (+61 8) 8388 1122	Fax: (+61 3) 9270 7300

Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 12,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GROUP TREASURER

Date: July 1, 2004